EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS
Income Before Income Taxes	$31,429	$43,139	$34,576	$32,945	$53,690	$61,845	$23,650
Fixed Charges (as below)	29,470	29,943	30,404	29,928	30,288	30,059	7,437
Total Earnings	$60,899	$73,082	$64,980	$62,873	$83,978	$91,904	$31,087

FIXED CHARGES
Interest Expense	$26,836	$28,620	$29,470	$29,071	$28,832	$28,547	$7,011
Credit for Allowance for Borrowed Funds Used During Construction	1,634	723	234	257	656	712	226
Estimated Interest Element in Lease Rentals	1,000	600	700	600	800	800	200
Total Fixed Charges	$29,470	$29,943	$30,404	$29,928	$30,288	$30,059	$7,437

Ratio of Earnings to Fixed Charges	2.06	2.44	2.13	2.10	2.77	3.05	4.18